OUR FILE NUMBER
412,559-0009

WRITER’S DIRECT DIAL
(415) 984-8833

WRITER’S E-MAIL ADDRESS
phealy@omm.com
April 16, 2010

VIA FEDERAL EXPRESS AND EDGAR

Daniel F. Duchovny, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	IMH Secured Loan Fund, LLC
Schedule 14D-9 filed March 30, 2010
File No. 005-85374

Dear Mr. Duchovny:

On behalf of IMH Secured Loan Fund, LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated April 5, 2010 (the “Comment Letter”).  For ease of reference, the Staff’s comments set forth in the Comment Letter appear in this letter directly above the Company’s responses.  In addition, to aid the Staff in its review, we have enclosed three courtesy copies of the Company’s Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”), as filed with the Commission on April 16, 2010, which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by the Company with the Commission on March 30, 2010.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

1.           Please tell us why you need to qualify your disclosure “to [your] knowledge.”  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifier.  Also apply this comment to Item 6.

Daniel F. Duchovny, Esq., Securities and Exchange Commission, April 16, 2010 - Page 2

Response:

In response to the Staff’s comment, the Company has deleted the knowledge qualifiers from Item 3 and Item 6 in Amendment No. 1.

2.           We note that your disclosure refers security holders to your Registration Statement on Form S-4 (incorporated by reference) for exceptions to your affirmative statements in this Item.  Please tell us how this incorporation by reference conforms to the provisions of General Instruction D to Schedule 14D-9.  In this respect, please tell us whether you have already mailed the prospectus to security holders.

Response:

Regarding conformity with General Instruction D to Schedule 14D-9, which provides that “[a] copy of any information that is incorporated by reference or a copy of the pertinent pages of a document containing the information must be submitted with this statement as an exhibit, unless it was previously filed with the Commission electronically on EDGAR,” the Company respectfully submits that because Item 3 (as amended and restated by Amendment No. 1) references sections of Amendment No. 5 to the Company’s registration statement on Form S-4 (the “Form S-4”), which was filed electronically on EDGAR on April 6, 2010, this incorporation by reference conforms to the provisions of General Instruction D.  The Company further does not believe that this incorporation by reference renders the information provided in the Schedule 14D-9 misleading, incomplete, unclear or confusing.  However, in response to the Staff’s comment, Amendment No. 1 amends and restates Item 3 to further clarify the nature of the information incorporated by reference.

With respect to mailing of the prospectus to the Company’s security holders, as disclosed in the Introduction to Amendment No. 1, the preliminary consent solicitation/prospectus included with the Form S-4 has not been distributed to the Company’s security holders because the Form S-4 is currently undergoing review by the Commission.  Once review of the Form S-4 has been completed and the Form S-4 declared effective, the Company intends to distribute a final consent solicitation/prospectus to its security holders.

Item 4.  The Solicitation or Recommendation – Reasons for the Recommendation

3.           Please expand your disclosure of the reasons for your recommendation that security holders reject the offer.  For example:

•
With respect to the second bullet point, explain why you believe the offer price is an “opportunistic attempt to deprive the Members who tender their Units in the Offer of the potential to realize a greater long-term value of their investment in the Fund” while at the same time giving no assurance of the same long-term value of the Units and referring security holders to a long list of potential risks.

Daniel F. Duchovny, Esq., Securities and Exchange Commission, April 16, 2010 - Page 3

Response:

In response to the Staff’s comment, Amendment No. 1 amends and restates the second bullet point under Item 4(c) to further clarify the reasons for the Company’s belief in response to this comment.

•	With respect to the third bullet point, describe the “Manager’s knowledge of the potential value of the Fund’s assets.”

Response:

In response to the Staff’s comment, because this bullet point overlaps with information provided in the first bullet point, Amendment No. 1 deletes the third bullet point and amends and restates the first bullet point under Item 4(c) to expand the discussion in the first bullet point.

•
With respect to the fourth bullet point, please explain supplementally how the referenced transfer limitation would prevent the bidder from acquiring the number of securities it offered to acquire.  Also, revise your disclosure to explain both the effect of being deemed a “publicly traded partnership” within the meaning of section 7704(b) of the IRC and why you are not already so deemed given the registration of your securities.

Response:

Because Section 10.3 of the Company’s operating agreement prohibits the Company from allowing the transfer of more than 2% of the Units in any taxable year, the Company’s manager would not be authorized under the operating agreement to recognize any purported transfer to the extent that the number of Units purportedly transferred would result in a violation of this prohibition.  If a majority of the Company’s members approve the “Conversion Transactions” described in the Form S-4 and the Conversion Transactions are completed, then the Company’s operating agreement will terminate and this restriction in the Company’s operating agreement will cease to be applicable.  In response to the Staff’s comment, Amendment No. 1 amends and restates the fourth bullet point under Item 4(c) accordingly.

•	With respect to the fifth bullet point, describe the substance of your discussions with your advisors.

Response:

In response to the Staff’s comment, Amendment No. 1 amends and restates the fifth bullet point under Item 4(c).

Daniel F. Duchovny, Esq., Securities and Exchange Commission, April 16, 2010 - Page 4

Item 8.  Additional Information

4.           We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any new information, future events, or otherwise.  This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed.  Please revise your disclosure.

Response:

The Company does not intend to disclaim any obligations under Rule 14d-9(c).  In response to the Staff’s comment, Amendment No. 1 amends and restates the second to last paragraph of Item 8 to add the following qualifier at the beginning of the first sentence of that paragraph:  “Except as required by Rule 14d-9(c) under the Securities Exchange Act of 1934, as amended….”

Closing Information

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In response to the Staff’s request, enclosed herewith please find a letter from the Company providing the requested statement.

*           *           *           *           *

We believe that Amendment No. 1 responds completely to all of the issues raised in the Comment Letter.  If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at (415) 984-8833.

Daniel F. Duchovny, Esq., Securities and Exchange Commission, April 16, 2010 - Page 5

Sincerely,

/s/ Peter T. Healy
Peter T. Healy

Enclosure

cc:	Shane C. Albers, Investors Mortgage Holdings Inc.
Eric Sibbitt, Esq., O’Melveny & Myers LLP

April 16, 2010

VIA FEDERAL EXPRESS AND EDGAR

Daniel F. Duchovny, Esq.
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	IMH Secured Loan Fund, LLC
Schedule 14D-9 filed March 30, 2010
File No. 005-85374

Dear Mr. Duchovny:

This letter is furnished in connection with the letter dated as of the date hereof, sent on behalf of IMH Secured Loan Fund, LLC, a Delaware limited liability company (the “Company”), in response to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated April 5, 2010.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IMH SECURED LOAN FUND, LLC

By:  Investors Mortgage Holdings Inc.
Its:  Manager

By:  /s/ Shane C. Albers
Shane C. Albers
Chairman and Chief Executive Officer

cc:	Peter T. Healy, Esq., O’Melveny & Myers LLP
Eric Sibbitt, Esq., O’Melveny & Myers LLP